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CLIENT/MATTER NUMBER

129722-0103

August 24, 2022

Ms. Abby Adams Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	LMF Acquisition Opportunities, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 11, 2022

File No. 333-264993

Dear Ms. Adams:

On behalf of our client, LMF Acquisition Opportunities, Inc. (the “Company” or “LMAO”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated July 22, 2022, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflects the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.

We note your revised disclosure in response to comment 1. Please revise the disclosure in this section to clarify whether and to what extent the anticipated ownership percentages and the “maximum redemptions” scenario are based on the same assumptions outlined after the disclosure added in response to comment 1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Registration Statement.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

August 24, 2022

2.

We note the revisions in response to comment 3 and reissue the comment in part. In the section beginning on page 104, please clarify what consideration the Board gave to Maxim’s potential conflicts of interest when reaching its fairness determination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 107-108 of the Amended Registration Statement.

SeaStar Medical, page 18

3.	We note your response to comment 8 and reissue the comment to the extent we sought the disclosure in the summary section, in the discussion of SeaStar Medical.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended Registration Statement.

Risks Related to SeaStar Medical’s Financial Condition

SeaStar Medical’s estimates of market opportunity, industry projections and forecasts…, page 54

4.

We note the revised disclosure in response to comment 9 and reissue the comment insofar as the revised disclosure states that SeaStar Medical is responsible for the disclosure in the document. Revise to clarify that LMF Acquisition Opportunities, Inc., the registrant, is responsible for the disclosure in the filing as requested in our comment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Amended Registration Statement.

Background of the Business Combination, page 97

5.

We reissue comment 12 to the extent that you have not adequately disclosed when the LMAO Board met to consider and/or eliminate the various transactions. For example, on page 101, it appears the LMAO Board met on September 23, 2021, at some point between the call when Maxim initiated contact and a call later in the same day when LMAO’s Maxim contacts informed SeaStar that LMAO was not interested in pursuing substantive discussions until SeaStar substantially completed its PCAOB audit. If so, revise to clarify.

U.S. Securities and Exchange Commission

August 24, 2022

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-103 of the Amended Registration Statement.

6.

We reissue comment 13 to the extent that you continue to refer to LMAO’s actions throughout this section such as who at LMAO met with Maxim and without specifying who acted on behalf of LMAO. For example, on page 100, you state “an LMAO board member” and “LMAO’s management team.” Revise to clarify, for example, who at “LMAO expressed concerns regarding Company H’s ongoing litigation” and who at LMAO “tabled further discussions with Company I.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-105 of the Amended Registration Statement.

7.

We note the revised disclosure in response to comment 14 including your revised disclosure that Skyway provided “valuation analysis” and “presentations” to your board in connection with your board determining that at the time the Merger Agreement was entered into, SeaStar Medical had a fair market value of at least 80% of the value of the Trust Account. Please provide us with copies of the materials that Skyway prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

Response:

In response to the Staff’s request, we respectfully inform the Staff that a copy of the presentation dated April 20, 2022 prepared by Skyway in connection with its valuation services to the Company’s board of directors has been provided directly to the Staff.

The presentation has been provided under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

In accordance with such Rules, each presentation has been provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Amended Registration Statement, including any amendments thereto. Requests for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 have been made by Skyway.

U.S. Securities and Exchange Commission

August 24, 2022

8.

Please clarify how your board arrived at the pre-money valuation of approximately $85 million for SeaStar Medical. We note that the discounted cash flow analysis provided by Skyway appears to show an enterprise value of $82.1 million, which appears to be below the threshold amount for satisfaction of the 80% test which you disclose to be “approximately $84.5 million.”

Response:

Please be advised that the subject disclosure has been revised to state that “the Board determined that SeaStar Medical had a pre-money valuation of no less than $85 million” [emphasis added]. For the information of the Staff, the LMAO Board came to a determination that the fair-market value of SeaStar Medical on a pre-money, pre-transaction basis was no less than $85 million as a result of the LMAO Board’s primary reliance on the comparable company analysis, which primary reliance was disclosed in the previously filed Amendment No. 1 to the Registration Statement.

The LMAO Board believed that comparable company valuations are a more accurate and relevant gauge of valuation for a pre-revenue medical device company such as SeaStar Medical because, unlike the discounted cash flow (DCF) analysis, it enabled the LMAO Board to focus on comparable companies that have a medical device product and/or product candidate of a type and with a potential regulatory pathway that is closest to SeaStar Medical, as the LMAO Board believed that the nature of SeaStar Medical’s product candidate in conjunction with its regulatory strategy was an important element of the future value of SeaStar Medical. The LMAO Board did review the DCF analysis and has disclosed that analysis in the overall mix of valuation information provided to the LMAO Board, but the LMAO Board primarily relied on the comparable company analysis for the above-stated reason. LMAO notes that, although the LMAO Board did not assign specific percentage weightings to the comparable company values versus the DCF values, even if the comparable company and DCF values were given equal weightings (i.e. each 50%) and even if the large-cap comparables were completely disregarded, a simple mathematical average of the lowest comparable company value and the DCF value would be well above $85 million (specifically, it would be $90.5 million). Accordingly, the LMAO Board was comfortable in concluding that the pre-money enterprise value of SeaStar Medical was equal to at least the agreed-upon $85 million transaction valuation.

Based on the foregoing and in response to the Staff’s comment, the Company has revised its disclosure on pages 104, 106, 110, and 112 of the Amended Registration Statement to disclose why the LMAO Board relied primarily on the comparable company analysis.

U.S. Securities and Exchange Commission

August 24, 2022

LMAO’s Board’s Reasons for the Approval of the Business Combination, page 104

9.

We note the revised disclosure in response to comment 15; however, you only address the three criteria that you have determined SeaStar Medical to meet, which does not comprise all the criteria from the Form S-1. We note the disclosure in the Form S-1, that “[i]n the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended Registration Statement.

10.

We note your disclosure here that “FDA approval and subsequent commercialization of its pediatric and adult AKI product candidates is an inflection point for SeaStar Medical and the company would benefit from LMAO’s incremental capital.” Approval is solely within the authority of the FDA, and speculating on FDA approval is not appropriate. Please revise your disclosure here to clarify that the “potential” FDA approval and subsequent commercialization is an inflection point.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended Registration Statement.

Our Clinical Stage Product Pipeline, page 166

11.

We reissue comment 19 to the extent that you continue to use the term “pipeline” in the title and introduction to this section and that you continue to use a graphic with indicia of a pipeline table. Please revise to provide the disclosure in narrative form. We also note that the columns do not line up with the bullet points properly; therefore the current presentation is unclear in addition to the potential for confusion of your products with pharmaceuticals.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

August 24, 2022

Clinical Studies, page 167

12.

We note the revised disclosure in response to comment 20. Please revise to further clarify who performed the studies and to disclose the type and number of all serious adverse events that were determined to be study-related.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 170-173 of the Amended Registration Statement.

Intellectual Property, page 172

13.

We note the revised disclosure in response to comment 21. In addition to the license agreement, file the agreement that governs your co-ownership with the University of Michigan of the patents and applications in Patent Family 1, as required by Item 601(b)(10)(ii)(B) of Regulation S-K. Revise this section to disclose the material terms of the co-ownership agreement or otherwise advise.

Response:

In response to the Staff’s comment, the Company respectfully submits that no co-ownership agreement exists between the University of Michigan (the “University”) and SeaStar Medical, Inc. (“SeaStar”). Ownership of patent rights is governed by 35 U.S.C. §§ 116 and 261. Accordingly, the co-ownership of Patent Family 1 between the University and SeaStar flows from the inventorship of the patent rights in that family. The inventors named in this patent family are H. David Humes and Deborah Buffington. At the time of the invention, H. David Humes had an obligation through his employment with the University to assign his rights in Patent Family 1 to the University, and executed such an assignment. Similarly, at the time of the invention, Deborah Buffington had an obligation to assign her rights in Patent Family 1 to Innovative Biotherapies, Inc. (“IBT”), and executed such an assignment. IBT later assigned its rights in Patent Family 1 to CytoPherx, Inc. which subsequently changed its name to SeaStar. Evidence of the two respective chains of title from the inventors to the University and to SeaStar have, pursuant to 35 U.S.C. § 261, been recorded in the U.S. Patent and Trademark Office’s (“USPTO”) assignment records against the various U.S. patents and patent applications in this family. See., e.g., the USPTO’s assignment records for U.S. Patent No. 8,251,941.

General

14.

We note your revised disclosure in response to comment 29 and reissue in part. We note your disclosure that “no other investors have committed to purchasing securities in a potential private placement in public equity” other than Dow Pension Funds; however, your disclosure does not clearly state the material terms of the potential PIPE, including the price. Please update your disclosure to highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the private placement contemplated at the time of the business combination or otherwise advise.

U.S. Securities and Exchange Commission

August 24, 2022

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page as well as pages 2-3, 6-8, 11, 24, 26-28, 30, 35, 40, 72-73, 97, 107, 117-122, 143, 198, 205-207, 253, and 261 of the Amended Registration Statement.

*    *    *

Please note that the Company has also updated certain other portions of the registration statement on Form S-4, as shown on the clean and marked courtesy copies of the Amended Registration Statement provided.

*    *    *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely, Esq.
Curt P. Creely, Esq.
Foley & Lardner LLP

cc:	Bruce M. Rodgers, LMF Acquisition Opportunities, Inc.

Richard Russell, LMF Acquisition Opportunities, Inc.